Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-233190
Dated June 1, 2020

Supplement to
Prospectus dated August 9, 2019
Member Payment Dependent Notes

Bonus Payment Program
We will credit to your investor account an amount equal to 50 basis points multiplied by the aggregate principal amount of the Notes you purchase during the period beginning on June 1, 2020 and ending on August 31, 2020, or a later date (if we decide to extend the period). We refer to this period as the “Bonus Period” and the amount, if any, credited to your investor account as the “Bonus Payment”. Your account will be credited with your Bonus Payment, if any, within 30 days after the end of the Bonus Period and your Bonus Payment, if any, will be reflected in your monthly investor account statement. After your Bonus Payment, if any, is reflected in your investor account, such Bonus Payment will, before other funds in your investor account are used, automatically be applied towards the purchase price of any subsequent Note purchase. You may not withdraw or transfer your Bonus Payment and it will only be available for so long as Notes are offered in your state of residence.
We may offer additional Bonus Payment programs on similar terms from time to time.
U.S. Federal Income Tax Considerations of Bonus Payment
The following discussion supplements and, to the extent inconsistent, supersedes the discussions under “Material U.S. Federal Income Tax Considerations” in the prospectus and is not exhaustive of all possible tax considerations.
We intend to take the position that the Bonus Payment constitutes taxable ordinary income to a U.S. Holder at the time received or accrued in accordance with the U.S. Holder’s regular method of accounting.
Due to the absence of relevant tax authorities and guidance, significant aspects of the U.S. federal income tax consequences of the Bonus Payment are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment of the Bonus Payment described herein. You are urged to consult your tax advisor regarding all aspects of the U.S. federal income, or any other applicable, tax consequences with respect to the Bonus Payment, including possible alternative characterizations.
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